UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 15, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 14 October 2013 entitled ‘VODAFONE OFFER FOR KABEL DEUTSCHLAND SETTLED’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

VODAFONE OFFER FOR KABEL DEUTSCHLAND SETTLED

Vodafone Group Plc (“Vodafone”) announces that the voluntary public takeover offer (the “Offer”) for Kabel Deutschland Holding AG (“KDH”) by Vodafone Vierte Verwaltungs AG (formerly Vodafone Vierte Verwaltungsgesellschaft mbH; “Vodafone Vierte”), a subsidiary of Vodafone, has been settled and completed as of Monday, 14 October 2013. Vodafone now holds 76.57% of the share capital of KDH.

Following resolution at the general meeting of KDH shareholders on 10 October 2013, Vodafone reiterates its intention to enter into a domination and profit and loss transfer agreement with KDH pursuant to sections 291 et seq. of the Stock Corporation Act and confirms that Vodafone and KDH have commenced discussions on this matter.

Enquiries:

Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 Tel: +44 (0) 1635 664 444

Information Agent DF King	Tel +44 (0) 20 7920 9700

The Offer is subject to the full terms and conditions to be set out in the offer document.

Disclaimer

This announcement is for information purposes only and does not constitute an invitation to make an offer to sell KDH shares. This announcement does not constitute an offer to purchase KDH shares and is not for the purposes of Vodafone making any representations or entering into any other binding legal commitments. The offer to purchase shares in KDH has been solely made by the offer document published by Vodafone Vierte Verwaltungsgesellschaft mbH (now called Vodafone Vierte Verwaltungs AG) on 30 July 2013 and is no longer open for acceptances.

The release, publication or distribution of this announcement in certain jurisdictions other than the Federal Republic of Germany may be restricted by law. Persons who are not resident in the Federal Republic of Germany or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

Goldman Sachs International / UBS

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the offer or any matter referred to herein.

UBS, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS, or for giving advice in connection with the offer or any matter referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 15, 2013	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary